HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

Harold W. Dance, Inc.
DBA Harold Dance Investments
Index to Statement of Financial Condition
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HAROLD DANCE INVESTMENTS

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

72 E. CENTER STREET
(No. and Street)

LOGAN	UT	84321
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DANIEL J. NEELEY	435-752-8484	DAN@HAROLDDANCE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS & ASSOCIATES LLP
(Name – if individual, state last, first, and middle name)

A-94/8, WAZIRPUR INDUSTRIAL AREA, MAIN RING ROAD	NEW DELHI	INDIA	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	2332
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL J. NEELEY _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HAROLD DANCE INVESTMENTS _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF UTAH}
COUNTY OF CACHE)

SUBSCRIBED AND SWORN TO BEFORE ME ON THIS 30 DAY OF MARCH, 2026,
BY DANIEL J. NEELEY.

WITNESS MY HAND AND OFFICIAL SEAL.

_____
Notary Public

Signature: _____

Title: _____
VICE PRESIDENT

NOTARY PUBLIC
PENNY KARREN
724519
MY COMMISSION EXPIRES
MAY 9, 2026
STATE OF UTAH

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Harold W. Dance, Inc. DBA Harold Dance Investments

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company ") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2021.

New Delhi, India
March 31, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Harold W. Dance, Inc.
DBA Harold Dance Investments
Statement of Financial Condition
(expressed in actual dollars, except share amounts)

	As of Dec 31, 2025
ASSETS	
Current assets:	
Cash and cash equivalents	$ 259,753
Securities owned:	
Money market funds	842,758
Mutual funds	637,087
Fees receivable	390,263
Prepaid expenses	48,431
Total current assets	$ 2,178,292
Property and equipment, net of accumulated depreciation of $70,432	103,082
Total assets	$ 2,281,375
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts Payable and accrued liabilities	190,355
Total liabilities	190,355
Stockholder's equity:	
Common stock $1.00 par value; 50,000 authorized shares; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	639,000
Retained earnings	1,451,019
Total stockholders' equity	2,091,019
Total liabilities and stockholders' equity	$ 2,281,374

The accompanying notes are an integral part of the consolidated financial statements.

Harold W. Dance, Inc.
DBA Harold Dance Investments
Notes to Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a Registered Investment Advisor ("RIA") and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Utah Corporation conducting business primarily in Northern Utah. The Company offers investment advisory services and agency transactions in mutual funds and annuities.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $250,000 for cash. The Company's mutual fund investments are concentrated within a few large fund groups. The Company reviews, as necessary, the financial standing of these funds. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Securities Owned

The Company measures all equity investments that do not result in consolidation and are not accounted for under the equity method at fair value with the change in fair value included in net income. Quoted market prices are used to determine the fair values of equity securities with readily determinable fair values. For equity securities without readily determinable fair values, the Company has elected the measurement alternative under which the Company measures these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company assesses each of these investments on an individual basis. Equity securities with readily determinable fair values that are not accounted for under the equity method are not assessed for impairment, since they are carried at fair value with the change in fair value included in net income. Equity securities without readily determinable fair values are reviewed each reporting period to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of each investments.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Securities Owned (continued)

When such events or changes occur, the Company evaluates the fair value compared to the corresponding cost basis in the investment.

Fees Receivable

Fees receivable are amounts due from mutual fund and variable annuity companies for distribution services and amounts due from clients for investment advisory services. Fees receivable are unsecured and are carried at their estimated collectible amounts. No provision for losses on fees receivable exists based on past historical experience, with the mutual fund and variable annuity companies and with clients, combined with current information from those companies and clients. Management believes that the historical loss information is a reasonable base on which to determine expected credit losses because the nature of those receivables (i.e., the risk characteristics of its vendors have not changed significantly over time).

Equipment

Items over $2,000 are capitalized as equipment and are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Use of Estimates in the Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Guarantees

The Company accounts for guarantees in accordance with Accounting Standards Codification (ASC) 460, *Guarantees*. As part of its financial reporting process, the Company periodically reviews contractual arrangements, commitments, and other contingent relationships to identify any guarantees that may fall within the scope of ASC 460. Upon identification, the Company evaluates the financial impact of such arrangements and if deemed applicable recognizes a liability at the inception of a guarantee for the fair value of the obligation undertaken, regardless of the probability of performance. The Company continually assesses its guarantees to determine whether adjustments to the liability are necessary based on changes in expected cash flows or contingent obligations. Disclosures regarding the nature, terms, and potential exposure related to guarantees are provided in the accompanying financial statements.

<u>Restricted Cash</u>

The Company does not accept cash deposits or deal with any type of restricted cash requiring a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

<u>Note 2 - Recent Accounting Pronouncements</u>

<u>*FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*</u>

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.

Non-issuer SEC-registered broker-dealers are considered public entities because they are required to file audited financial statements with the SEC. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024 (See Note 10). There were no new accounting pronouncements relevant for the year ended December 31, 2025, that we believe would have a material impact on our financial position or results of operations.

Note 3 - Securities Owned

Securities owned are recorded at fair market value and consist of the following:

Money market funds	842,758
Mutual funds, at cost	494,810
Gains on Mutual funds	142,277
	$1,479,845

Note 4 - Fees Receivable

Fees receivable consist of the following:

Commissions receivable	$	390,263

As of December 31, 2025, no allowance for doubtful accounts was deemed necessary.

Note 5 - Fair Value Measurements

The Company's investments are reported at fair value in the accompanying statements of financial position. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Note 5 - Fair Value Measurements (continued)

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 — Quoted market prices in active markets for identical assets or liabilities;

Level 2 — Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 — Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

The following table provides financial assets carried at fair value:

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Fair value hierarchy:				
Mutual funds	$ 637,087			637,087
Money market funds	842,758			842,758
Investments at fair value				$ 1,479,845

The fair value of the mutual funds and money market funds is based on the quoted net asset value or unit cost of the shares held by the Company at year-end.

Note 6 - Related Party Transactions

The Company paid compensation to owners and members of their immediate families. Compensation expense for the year ended December 31, 2025, was $545,644.

During the year ended December 31, 2025, the Company entered into a short-term lease agreement with an affiliated entity 360 North Main, LLC. The lease expense for the year related to this agreement was $300,000.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

For 2025, the Company's minimum net capital requirement was $5,000 per the current

membership agreement with FINRA.

At December 31, 2025, the Company had net capital of $392,966 which was $311,685 in excess of its required net capital of $81,281 based on its aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital was 3.1 to 1.

Note 8 – Exemption Provision

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (1). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) through the most recent fiscal year without exception.

Note 9 - Commitments, Contingencies, Guarantees

The Company does not have any commitments or contingencies that might result in a loss or future obligation during the year ended December 31, 2025. The Company became the guarantor of a loan incurred by 360 North Main, LLC during the year ended December 31, 2024. After reviewing the loan details and given the relationship with this related party, the Company determined that it has no material financial impact and does not warrant any financial disclosures other than inclusion in net capital calculations and disclosure in this footnote.

The Company is not aware of any claims that might be asserted against the Company. Any commitments the Company has made are recognized on the financial statements as liabilities, thus reducing the net worth and net capital and increasing aggregate indebtedness. The Company does not estimate loss contingencies on fees receivable as receivables are not recorded until they are subsequently paid and there is no history of losses, but the Company does exclude fees receivable from the computation of net capital. The Company has a long history free from any meaningful losses from litigation or arbitration, etc., and as it continues to operate in a similar manner with similar products, services, etc., therefore, it does not recognize a loss unless it is aware of an actual, pending claim.

Note 10 – Segment Reporting

The Company is engaged in a single line of business as a limited broker-dealer, which is comprised of several classes of services, including financial product distribution and investment advisory services. The Company has identified its President as the chief operating decision maker ("CODM") who uses net income and cash flow analysis to evaluate the results of the business, predominantly in the forecasting process, and available capital, in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as for acquisitions or distributions to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (NOTE 1).

Note 11 - Subsequent Events

The Company evaluated its December 31, 2025, financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.